Exhibit 12.1

SELECT INCOME REIT

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Year ended December 31,

	2012	2011	2010	2009	2008
Earnings:
Income before income tax expense	$66,165	$68,943	$60,572	$58,185	$51,820
Fixed charges	7,565	—	—	—	—
Adjusted earnings	$73,730	$68,943	$60,572	$58,185	$51,820

Fixed charges:
Interest expense (including amortization of debt premiums and deferred financing fees)	$7,565	$—	$—	$—	$—

Fixed charges(1)	9.7x	—	—	—	—

(1)                   There is no ratio for the years ended December 31, 2011, 2010, 2009 and 2008 because there were no fixed charges attributable to us during these years.